Exhibit T3B.34

LIMITED LIABILITY COMPANY AGREEMENT

OF

CBL WOODSTOCK OUTPARCEL MEMBER, LLC

THIS LIMITED    LIABILITY    COMPANY    AGREEMENT    of   CBL WOODSTOCK OUTPARCEL MEMBER, LLC (the “Company”) is made and entered into as of the 9th day of May, 2012 by and between CBL & ASSOCIATES LIMITED PARTNERSHIP, a Delaware limited partnership (“CBL OP”), and CBL & ASSOCIATES MANAGEMENT, INC., a Delaware corporation (“CBL Management”).

W I T N E S S E T H :

WHEREAS, the Company was formed as a limited liability company under and pursuant to the Act by the filing of Articles of Organization of the Company on February 27, 2012 (the “Articles of Organization”): and

WHEREAS, the Company was formed for the purpose of owning a seventy-five percent (75%) ownership interest in Atlanta Outlet Outparcels, LLC, a Delaware limited liability company (the “Property Owner”), whose sole business activity is owning, exchanging, subdividing, selling, constructing, operating, leasing and developing certain Property in Woodstock, Cherokee County, Georgia and to do all things necessary or incidental thereto pursuant to that certain Limited Liability Company Agreement of Property Owner dated as of May 8, 2012 (the “Venture Agreement”); and

WHEREAS, CBL OP and CBL Management desire to set forth in this Agreement the rules, regulations, and provisions regarding the management of the business of the Company, the regulation of the affairs of the Company, the governance of the Company, the conduct of the Company’s business and the rights and privileges of the Members.

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I

DEFINITIONS

1.1        Definitions. As used herein the following terms shall have the indicated meanings. Terms not otherwise defined herein shall have the meaning set forth in the Act.

“Act” means the Georgia Limited Liability Company Act in effect on the date hereof and as may be hereafter amended.

“Adjusted Capital Account Deficit” means, with respect to any Member, the deficit balance, if any, in such Member’s Capital Account as of the end of the relevant Fiscal Year, after giving effect to the following adjustments:

(i)         Credit to such Capital Account any amounts which such Member is obligated to restore or is deemed obligated to restore pursuant to the penultimate sentences of Regulations Sections 1.704-2(g)(l) and 1.704-2(i)(5); and

(ii)        Debit to such Capital Account the items described in Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-l(b)(2)(ii)(d)(5) and 1.704-l(b)(2)(ii)(d)(6) of the Regulations.

The foregoing definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Regulations Section 1.704-l(b)(2)(ii)(d) and shall be interpreted consistently therewith.

“Agreement” means this Limited Liability Company Agreement as originally executed, as the same may be amended, modified, supplemented or restated from time to time.

“Bankruptcy” means, with respect to any Person, if such Person (i) makes an assignment for the benefit of creditors, (ii) files any voluntary or involuntary bankruptcy, insolvency or reorganization petition, case or proceeding in bankruptcy, (iii) is adjudged as bankrupt or insolvent, or has entered against it an order for relief, in any bankruptcy or insolvency proceedings, (iv) files a petition or answer seeking for itself any reorganization, arrangement, composition, readjustment, liquidation or similar relief under any statute, law or regulation, (v) files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against it in any proceeding of this nature, (vi) seeks, consents to or acquiesces in the appointment of a trustee, receiver, sequestrator, assignee, custodian, liquidator, or any similar official for such Person or of all or any substantial part of its properties, (vii) if 120 days after the commencement of any proceeding against the Person seeking reorganization, arrangement, composition, readjustment, liquidation or similar relief under any statute, law or regulation, the proceeding has not been dismissed, or if within 90 days after the appointment without such Person’s consent or acquiescence of a trustee, receiver or liquidator of such Person or of all or any substantial part of its properties, the appointment is not vacated or stayed, or within 90 days after the expiration of any such stay, the appointment is not vacated, (viii) institutes any proceedings under any applicable insolvency law, (ix) otherwise seeks any relief under any laws relating to relief from debts or protection of debtors, or (x) takes any action in furtherance of any of the foregoing. The foregoing definition of “Bankruptcy” is intended to replace and shall supersede and replace the definition of “Bankruptcy” set forth in the Act.

“Capital Account” means, with respect to any Member, the capital account maintained for such Member in accordance with Section 8.5.

“Capital Contribution” means, with respect to any Member, the total amount of cash and the fair market value of property (other than cash) contributed to the Company by such Member.

“Articles of Organization” means those certain Articles of Organization of the Company filed with the Secretary of State of the state of Georgia on February 27, 2012, as the same may be hereafter amended or corrected.

“Code” means the Internal Revenue Code of 1986, as may be hereafter amended.

“Company” means CBL Woodstock Outparcel Member, LLC, the Georgia limited liability company formed by the Members.

“Depreciation” means, for each Fiscal Year or other period, an amount equal to the depreciation, amortization or other cost recovery deduction allowable with respect to an asset for such Fiscal Year or other period, except that if the book value of an asset differs from its adjusted basis for federal income tax purposes at the beginning of such Fiscal Year or other period, Depreciation shall be an amount which bears the same ratio to such beginning book value as the federal income tax depreciation, amortization or other cost recovery deduction for such Fiscal Year or other period bears to such beginning adjusted tax basis; provided, however, that if the adjusted basis for federal income tax purposes of an asset at the beginning of such Fiscal Year or other period is zero, Depreciation shall be determined with reference to such asset’s beginning book value using any reasonable method selected by the Members.

“Entity” means any general partnership, limited partnership, limited liability company, corporation, joint venture, trust, business trust, cooperative or association or any foreign trust or foreign business organization.

“Fiscal Year” shall mean the Company’s fiscal year, which shall be the calendar year.

“Horizon” shall have the meaning set forth in the recitals.

“Investment Property” shall mean any of the Outparcels of which the Property Owner retains ownership and operates.

“Manager(s)” means the Managing Member, or any other manager elected by the Members.

“Managing Member” means the Member designated as such pursuant to Article 7 below which shall initially be CBL Management.

“Members” means those Persons listed on Exhibit “A”, together with any Persons who are hereafter admitted as Members pursuant to the provisions of this Agreement. “Member” means any one of the Members.

“Membership Interest” means a Member’s entire limited liability company interest in the Company.

“Member Nonrecourse Debt” has the meaning ascribed to “partner nonrecourse debt” in Section 1.704-2(b)(4) of the Regulations.

“Member Nonrecourse Debt Minimum Gain” means, an amount, with respect to each Member Nonrecourse Debt, equal to the Company Minimum Gain that would result if such Member Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Section 1.704-2(i)(3) of the Regulations.

“Member Nonrecourse Deduction” has the meaning ascribed to “partner nonrecourse deductions” as set forth in Sections 1.704-2(i)(l) and 1.704-2(i)(2) of the Regulations.

“Net Cash Flow” means the cash receipts generated from the ordinary day-to-day operations of the business of the Company and from all other sources available to the Company including sales of assets and refinancings, without deduction of depreciation, cost recovery, and other non-cash charges, but after deductions for the following:

(i)         the payment or the accrual for payment, of all operating expenses, capital costs relating to the business of the Company and its assets including, without limitation, interest, amortization and other charges or provisions (i.e., escrows) pursuant to Company indebtedness, the cost of the Company’s tax returns, tax shelter registration and reporting costs, if any, filing fees and any fees, taxes or costs required to be paid by the Company to maintain its existence as a valid business enterprise in good standing in the State of Georgia;

(ii)        provisions for the reasonable current and future working capital requirements of the Company or for the preservation of the Company’s assets, as determined by the Managing Member; and

(iii)       other reserves which, in the discretion of the Managing Member, are necessary for the operation of the Company’s business.

“Net Profits” or “Net Losses” means, for each Fiscal Year or other period, an amount equal to the Company’s taxable income or loss for such Fiscal Year or period, determined in accordance with Section 703(a) of the Code (for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Section 703(a)(1) of the Code shall be included in taxable income or loss), with the following adjustments:

(a)        Any expenditures of the Company described in Section 705(a)(2)(B) of the Code, or treated as Code Section 705(a)(2)(B) expenditures pursuant to Section 1.704-1(b)(2)(iv)(l) of the Regulations, and not otherwise taken into account in computing Net Profits or Net Losses pursuant to this definition shall be subtracted from such taxable income or loss;

(b)        Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Net Profits or Net Losses pursuant to this definition shall be added to such taxable income or loss;

(c)        In the event the book value of any Company asset is adjusted pursuant to Regulations Sections 1.704-(l)(b)(2)(iv)(e) or (f), the amount of such adjustment shall be taken into account as gain or loss from the disposition of such asset for purposes of computing Net Profits or Net Losses;

(d)        Gain or loss resulting from any disposition of property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the book value of the property disposed of, notwithstanding that the adjusted tax basis of such property differs from its book value;

(e)         In lieu of depreciation, amortization, and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Depreciation for such Fiscal Year or other period;

(f)          To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) or Code Section 743(b) is required pursuant to Regulations Section 1.704-l(b)(2)(iv)(m)(4) to be taken into account in determining Capital Accounts as a result of a distribution other than in liquidation of a Member’s Membership Interest in the Company, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis of the asset) from the disposition of the asset and shall be taken into account for purposes of computing Net Profits or Net Losses; and

(g)                Notwithstanding any other provision of this definition, any items which are specially allocated pursuant to Section 10.2 hereof shall not be taken into account in computing Net Profits or Net Losses.

The amounts of items of Company income, gain, loss, or deduction available to be specially allocated pursuant to Section 10.2 hereof shall be determined by applying rules analogous to those set forth in Sections (a) through (f) above.

“Nonrecourse Deductions” has the meaning set forth in Section 1.704-2(b)(l) and (c) of the Regulations.

“Nonrecourse Liability” has the meaning set forth in Section 1.752-(a)(2) of the Regulations.

“Outparcels” means those certain portions of the Shopping Center as designated on the site plan attached hereto as Exhibit “C” which are contemplated to be sold by Property Owner to third paries. Upon the approval of the Members, the Managing Member may revise or replace Exhibit “C” hereto to reflect any change in the designation of the Outparcels.

“Ownership Percentage” means, for each Member, the percentage determined at any given time by dividing such Member’s Capital Contribution at such time by the total amount of Capital Contributions of all Members. The Ownership Percentage of each Member is set forth on Exhibit “A” attached hereto.

“Person” means any individual, corporation, partnership, joint venture, limited liability company, limited liability partnership, association, joint stock company, trust, unincorporated organization, or other organization, whether or not a legal entity, and any governmental authority.

“Pre-Formation Agreement” shall have the meaning set forth in the recitals.

“Property Owner” shall have the meaning set forth in the recitals.

“Reserves” means, with respect to any fiscal period, funds or amounts set aside or otherwise allocated during such period to reserves for working capital, to make acquisitions repairs, and replacements, and to pay taxes, insurance, debt service, future anticipated, unforeseen or contingent liabilities, or other costs or expenses incident to the Company’s operations or ownership of the Company’s assets.

“Shopping Center” means the retail shopping center to be commonly known as “Outlet Shoppes at Atlanta” located in Woodstock, Cherokee County, Georgia.

“Treasury Regulations” or “Regulations” shall mean the federal income tax regulations, including temporary regulations, promulgated under the Code, as such regulations exist or may hereafter be amended from time to time (including corresponding provisions of succeeding regulations).

“Venture Agreement” shall have the meaning set forth in the recitals.

ARTICLE II

FORMATION

2.1        Formation. The Members hereby acknowledge formation of the Company by the filing of Articles of Organization of the Company with the Secretary of State of the State of Georgia on February 27, 2012. CBL OP and CBL Management were admitted to the Company as members of the Company upon execution of this Agreement. The existence of the Company as a separate legal entity shall continue until cancellation of the Articles of Organization as provided in the Act.

2.2         Name. The name of the Company shall be CBL WOODSTOCK OUTPARCEL MEMBER, LLC. The Company may adopt and conduct its business under such assumed or trade names as the Managers may from time to time determine. The Company shall file any assumed or fictitious name certificates as may be required to conduct business in any state.

2.3         Limited Liability Company Agreement. The Members hereby state that except as otherwise required by the Act, the Company shall be operated subject to the terms and conditions of this Agreement.

2.4         Offices. The principal executive office of the Company shall be 2030 Hamilton Place Boulevard, Suite 500, CBL Center, Chattanooga, Tennessee 37421. The business of the Company may also be conducted at such other or additional place or places or offices as may hereafter be designated by the Managers.

2.5         Term. The term of the Company commenced on the date the Articles of Organization was filed with the Georgia Secretary of State and shall continue until the Company is dissolved and its affairs wound up in accordance with the provisions of this Agreement or the Act.

2.6       Title to Company Assets. The assets of the Company shall be owned by the Company as an entity. No Member shall have any ownership interest (but may have a security interest) in the assets of the Company. Each Member’s Membership Interest shall be personal property for all purposes. Except as otherwise provided in this Agreement, the Company shall hold all assets of the Company in the name of the Company and not in the name of any Member.

2.7       Taxation. It is the intention of the Members that the Company be treated as a partnership for federal income tax purposes.

ARTICLE III

PURPOSE AND POWER

3.1        Purpose.   The purpose for which the Company is formed is limited solely to acquiring, holding and disposing of an interest in, and serving as Managing Member of, Property Owner and to engage in any lawful act or activity and to exercise any powers permitted to limited liability companies organized under the laws of the state of Georgia that are related or incidental to and necessary, convenient or advisable for the accomplishment of this purpose. Subject to the terms of this Agreement, the Managers shall revise this Agreement and/or otherwise restructure the Company if such action is necessary to continue the status of the Company as a limited liability company under the Act and to continue the Company’s characterization as a disregarded entity under federal tax laws.

3.2       Powers.   In furtherance of the foregoing purposes, the Company shall have the full power and authority to conduct its business as provided by this Agreement, the Act and applicable law. The Company, or the Managing Member on behalf of the Company, and the Members are hereby authorized to execute, deliver and perform the Loan Documents and any documents contemplated thereby or related thereto and any amendments thereto, without any further act, vote or approval of any Person, notwithstanding any other provision of this Agreement. Each of the Members and the Managing Member is hereby authorized to enter into the documents described in the preceding sentence on behalf of the Company, but such authorization shall not be deemed a restriction on the power of the Members or the Managing Member to enter into other documents on behalf of the Company. Any action heretofore taken by or on behalf of the Company in connection with the foregoing is hereby ratified and confirmed notwithstanding any other provisions of this Agreement.

ARTICLE IV

NAMES AND ADDRESSES OF MEMBERS

The names and addresses of the Members are set out on Exhibit “A” attached hereto.

ARTICLE V

MEMBERS, MEMBER MEETINGS, AND VOTING RIGHTS

5.1        Admission of Additional Members.   No other person shall be made a Member without the unanimous consent of the Members at the time such membership decision is to be made. The Managing Member shall revise Exhibit “A” attached hereto to reflect the admission of new Members.

5.2.      Meetings.   Meetings of the Members may be called by the Managing Member or any Member by giving written notice to all Members, stating the date, the time, the place and the purpose(s) of the meeting. Any such meetings shall be held at the principal executive office of the Company or such other place as may be designated in the notice. Such notice must be given no fewer than ten (10) days nor more than two (2) months before the meeting date.

5.3       Quorum Requirements for Meetings.   The Members holding a majority of the total voting power of Members entitled to vote at any meeting shall constitute a quorum for the transaction of business. Once a Membership Interest is represented at any meeting, it is deemed to be present for the remainder of that meeting and for any adjournment unless a new record date is or must be set for that adjourned meeting. A meeting may be adjourned and notice of any adjourned meeting is not necessary if the time and place to which the meeting is adjourned are announced at the meeting at which the adjournment is taken.

5.4     Voting.   Each Member shall have voting power proportionate to his/her/its Membership Interest. Except as otherwise expressly provided in this Agreement, the Members shall only be entitled to vote on the selection of members of the Managers. Unless otherwise provided by law or this Agreement, action on a matter (other than the election of Managers) by Members at a meeting at which a quorum is present is approved if the votes cast favoring the action exceed the votes cast opposing the action. Managers shall be elected by a plurality of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present.

5..5       Action Without a Meeting.   Action required or permitted to be taken at a meeting of the Members may be taken in lieu of a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, shall be signed by the Members having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all members entitled to vote thereon were present and voted. Such action by written consent in lieu of a meeting shall be delivered to the Managers of the Company for filing with the Company records or as otherwise permitted by law.

ARTICLE VI

MANAGEMENT

6.1        Management of Company.   The overall management of the business and affairs of the Company shall be vested in the Managers. All decisions with respect to the management of the Company shall be made by the Managers.

ARTICLE VII

MANAGERS

7.1          Managers.   The Managers of the Company shall be a Managing Member and such other Managers as the Members from time to time may deem proper. All Managers chosen by the Members shall each have such powers and duties as generally pertain to their respective offices, subject to the specific provisions of this Article 5. Such Managers shall also have such powers and duties as from time to time may be conferred by the Members.

7.2         Election and Term of Office; Removal and Resignation; Vacancies.

(a)                  Election and Term of Office. The Managing Member is hereby elected and appointed by the Members and shall hold office until the earlier of the date upon which (i) such Manager’s successor shall have been duly elected and shall have qualified; (ii) such Manager shall resign; or (in) the Manager and its Affiliates, if any, shall cease to be a Member. Election of Managers shall require the approval of Members holding a majority of Membership Interests.

(b)                  Vacancies. A newly created office and a vacancy in any office may be filled for the unexpired portion of the term by the affirmative vote of Members holding a majority of Membership Interests at any meeting of the Members.

7.3         Managing Member.

(a)       Authority of Managing Member. Subject to the terms of this Agreement, the Managing Member shall in general have the right to supervise and control all the business and affairs of the Company. The Managing Member shall preside at all meetings of the Members. The Managing Member shall see that all orders and resolutions of the Members are carried into effect. Subject to the terms of this Agreement, the Managing Member shall be authorized to and shall sign and deliver in the name of the Company any deeds, mortgages, bonds, contracts or other instruments pertaining to the business of the Company and in general shall perform all duties incident to the office of Managing Member.

(b)        Limitations on Managing Member’s Authority. The Managing Member shall have the authority to make any and all decisions on behalf of the Company and shall have the sole and exclusive authority to act for and on behalf of the Company, except that the Managing Member shall not have the authority to take the following actions:

(i)         Do any act or take any action directly in contravention to the terms of this Agreement, the Certificate of Formation or the Act; and/or

(ii)       Use any asset of the Company for other than a Company purpose.

(c)      Extraordinary Services of the Managing Member. Without limiting its duties and obligations under this Agreement, in no event shall the Managing Member be required or deemed to be required to render extraordinary efforts with respect to the management and conduct of the business of the Company.

(d)    Operating Budget. The Managing Member shall prepare or cause to be prepared an Operating Budget setting forth the projected expenditures, costs and revenues for the Property for each Fiscal Year and shall be authorized to approve the payment expenditures and to incur obligations provided for in such Operating Budget. The Operating Budget shall be subject to modification by the Managing Member as it deems necessary or advisable in its sole discretion under the circumstances.

7.4       Standard of Conduct. The Managing Member shall discharge the duties of its office in good faith, in a manner the Managing Member reasonably believes to be in the best interest of the Company, and with the care an ordinarily prudent person in a like position would exercise under similar circumstances. The Managing Member shall be entitled to rely on information, opinions, reports or statements, including financial statements and other financial data, if prepared or presented by: (a) one (1) or more employees of the Company, or (b) legal counsel, public accountants, or other persons. Except as otherwise specifically provided in this Agreement, the Managing Member shall not be personally liable to the Company, any Member or any third party for any action taken as Managing Member or for any failure to take any action as Managing Member other than willful misconduct.

ARTICLE VIII

CONTRIBUTIONS TO THE COMPANY AND CAPITAL ACCOUNTS

8.1         Members’ Capital Contributions. Each Member has made the initial Capital Contribution provided in Exhibit “A” as the Member’s initial Capital Contribution to the Company.

8.2      Additional Capital Contributions. CBL OP shall be responsible for all additional Capital Contributions related to the Investment Property as may be required by the Company pursuant to the Venture Agreement. CBL Management shall be responsible for all additional Capital Contributions related to the Outparcels as may be required by the Company pursuant to the Venture Agreement. The Members agree that the Company’s portion of all costs of the Venture that are traceable to a particular parcel (e.g., leasing or sales commissions) are the responsibility of CBL OP in the case of Investment Property and CBL Management in the case of Outparcels. The Members further agree that the Company’s portion of all costs of the Venture that are not specifically traceable to a particular parcel (e.g., financing costs, certain site work, etc.) shall be shared proportionately by the Members based on the acreage of the Investment Property and Outparcels.

Except as otherwise expressly provided in this Agreement, in any other agreement among the Members or by applicable law, a Member shall not be liable to make further additional Capital Contributions and shall not be required to lend funds to the Company or, after its initial Capital Contribution has been made or paid, to make any additional Capital Contributions to the Company.

8.3        Additional Funds. The Members recognize that the Company may require additional funds to pay the costs of conducting its business. If the Managing Member determines that additional funds are necessary to pay such costs, the additional funds may be obtained by (a) utilizing any Reserves established by the Company; (b) obtaining loans from third parties, provided the terms thereof are approved by the Managing Member; or (c) obtaining a loan from one (1) or more of the Members in accordance with Section 8.4 below.

8.4        Loans from Members. With the approval of the Managing Member, any Member may lend or advance money to the Company for the purpose of providing funds to the Company that are commercially reasonable and necessary for Company purposes. If any Member shall make any loan or loans to the Company or advance money on its behalf, the amount of any such loan or advance shall not be treated as a contribution to the capital of the Company but shall be a debt due from the Company. The amount of any such loan or advance by a Member shall bear interest at an annual rate approved by the Managing Member and be repayable out of the Company’s assets on such terms as shall be approved by the Managing Member. The Members agree that the provisions of this Section shall not be used by the Members to make unnecessary loans to the Company for the primary purpose of generating the interest to the lending Member.

8.5       Capital Accounts, (a) An individual Capital Account shall be maintained for each Member. The Capital Account of each Member shall consist of cash and the agreed fair market value of property (net of liabilities assumed by the Company and liabilities to which such contributed property is subject) contributed to the Company by each Member which makes up each Member’s original Capital Contribution, increased by:

(i)

any cash and the agreed fair market value of any property (net of liabilities to which such contributed property is subject) contributed as additional contributions to the capital of the Company by each Member; and

(ii)	(x) with respect to CBL OP, Net Profit (including any Net Profit exempt from tax) from Investment Property, or (y) with respect to CBL Management, Net Profit from Outparcels;

and decreased by:

(i)	any cash and the agreed fair market value of any property (net of liabilities to which such distributed property is subject) distributed property is subject) distributed by the Company to each Member;

(ii)	(x) with respect to CBL OP, Net Loss from Investment Property, or (y) with respect to CBL Management, Net Loss from Outparcels; and

(iii)

(x) with respect to CBL OP, any Company expenditures from Investment Property that are neither deductible as an expense for federal income tax purposes nor properly treated as a capital expenditure, or (y) with respect to CBL Management, any Company expenditures from Investment Property that are neither deductible as an expense for federal income tax purposes nor properly treated as a capital expenditure.

(b) The foregoing provisions and any other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Treasury Regulations Section 1.704-1(b), and shall be interpreted and applied in a manner consistent with such Regulations. In the event that the Managing Member shall determine that it is prudent to modify the manner in which Capital Accounts, or any debits or credits thereto (including, without limitation, any debits or credits relating to liabilities which are secured by contributed or distributed property or which are assumed by the Company or the Members) are computed in order to comply with such Regulations, the Managing Member may make such modification, provided, that it is not likely to have a material effect on the amount distributable to any Member upon the dissolution and liquidation of the Company. The Managing Member also shall make any appropriate modifications in the event unanticipated events might otherwise cause this Agreement not to comply with Treasury Regulations Section 1.704-1(b).

ARTICLE IX

DISTRIBUTIONS TO MEMBERS

9.1        Distributions. The Managing Member shall cause the Company to make distributions of Net Cash Flow to the Members on the following priority:

(i)	Net Cash Flow from sale of Outparcels to CBL Management,

(ii)	Net Cash Flow from Investment Property to CBL OP

provided, however, that to the extent that proceeds from the sale of Outparcels have been used to pay indebtedness of the Property, then Net Cash Flow, regardless of the source, shall be distributed to CBL Management to the extent of the amount it would have received in connection with the sale of any such Ourparcel, less an amount equal to the product of (I) the amount of Property Owner indebtedness paid by Outparcel sale proceeds multiplied by (II) the product of (x) the Company’s percentage ownership interest in the Property Owner and (y) CBL Management’s Ownership Percentage. In the event Property Owner’s lender requires that Net Cash Flow from Investment Property pay down any Property Owner indebtedness then the above provisions would work in reverse to distribute additional Net Cash Flow to CBL OP, substituting “CBL OP’s Ownership Percentage” for “CBL Management’s Ownership Percentage” in the immediately preceding sentence.

9.2           Limitation Upon Distributions. No distributions shall be made to Members in violation of the Act or any other applicable law.

9.3           Interest On and Return of Capital Contributions. Except as otherwise expressly provided in this Agreement, no Member shall demand or receive a return of its Capital Contribution without the consent of all of the Members.

ARTICLE X

ALLOCATIONS OF NET PROFITS AND NET LOSSES

10.1        General Allocations. After giving effect to the allocations set forth in Section 10.2 below, Net Profits or Net Losses, as the case may be, for any Fiscal Year or other applicable period shall be allocated to the Members as follows:

(a)      all Net Profits or Net Losses from Investment Property shall be allocated to CBL OP.

(b)   all Net Profits or Net Losses from sale of Outparcels shall be allocated to CBL Management.

10.2        Special Allocations. The following special allocations shall be made in the following order:

(a)      Minimum Gain Chargeback. Except as otherwise provided in Section 1.704-2(f) of the Regulations, notwithstanding any other provision of this Article X. if there is a net decrease in Company Minimum Gain during any Fiscal Year, each Member shall be specially allocated items of Company income and gain for such year (and, if necessary, subsequent years) in an amount equal to the portion of such Member’s share of the net decrease in Company Minimum Gain, determined in accordance with Section 1.704-2(g) of the Regulations. Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto, and the items to be allocated shall be determined in accordance with Sections 1.704-2(f)(6) and 1.704-2(j)(2) of the Regulations. This Section 10.2(a) is intended to comply with the minimum gain chargeback requirement in Section 1.704-2(f) of the Regulations and shall be interpreted consistently therewith.

(b)          Member  Nonrecourse  Debt   Minimum  Gain  Chargeback. Notwithstanding any other provision of this Article X except the foregoing subsection (a) [Minimum Gain Chargeback], if there is a net decrease in Member Nonrecourse Debt Minimum Gain attributable to a Member Nonrecourse Debt during any Fiscal Year, then, to the extent required by Regulation Section 1.704-2(i)(4), each Member who has a share of the Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Section 1.704-2(i)(5) of the Regulations, shall be specially allocated items of

Company income and gain for such year (and, if necessary, subsequent years) in an amount equal to such Member’s share of the net decrease in Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Section 1.704-2(i)(4) of the Regulations. Allocations pursuant to the previous sentence shall be determined in accordance with Sections 1.704-2(i)(4) and 1.704-2(j)(2) of the Regulations. This Section 10.2(b) is intended to comply with the minimum gain chargeback requirement in Section 1.704-2(i)(4) of the Regulations and shall be interpreted consistently therewith.

(c)      Qualified Income Offset. In the event any Member unexpectedly receives any adjustments, allocations or distributions described in Treasury Regulations Sections 1.704-l(b)(2)(ii)(d)(4), 1.704-l(b)(2)(ii)(d)(5), or 1.704-l(b)(2)(ii)(d)(6) which would cause such Member to have an Adjusted Capital Account Deficit, such Member shall be specially allocated items of Company income and gain in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations under Section 704(b) of the Code, the Adjusted Capital Account Deficit of such Member as quickly as possible, provided that an allocation pursuant to this Section 10.2(c) shall be made if and only to the extent that the Member would have an Adjusted Capital Account Deficit after all other allocations provided for in this Article X have been tentatively made as if this Section 10.2(c) were not in this Agreement.

(d)          Gross Income Allocation. In the event any Member has a deficit Capital Account at the end of any Fiscal Year which is in excess of the sum of (i) the amount such Member is obligated to restore and (ii) the amount such Member is deemed to be obligated to restore pursuant to the penultimate sentences of Sections 1.704-2(g)(l) and 1.704-2(i)(5) of the Regulations, each such Member shall be specially allocated items of Company income and gain in the amount of such excess as quickly as possible; provided, however, an allocation pursuant to this Section 10.2(d) shall be made only if and to the extent that such Member would have a deficit Capital Account in excess of such sum after all other allocations provided for in this Article X have been tentatively made as if Section 10.2(c) and this Section 10.2(d) were not in this Agreement.

(e)            Nonrecourse Deductions. Nonrecourse Deductions for any Fiscal Year or other period shall be allocated to CBL OP to the extent they relate to Investment Property and to CBL Management to the extent they relate to Outparcels.

(f)           Member Nonrecourse Deductions. Any Member Nonrecourse Deductions for any Fiscal Year or other period shall be specially allocated to the Member who bears the economic risk of loss with respect to the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable in accordance with Section 1.704-2(i)(l) of the Regulations.

(g)           Section 754 Adjustment. To the extent that an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) or Code Section 743(b) is required to be taken into account in determining Capital Accounts, pursuant to Sections 1.704-l(b)(2)(iv)(m) of the Regulations, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such gain or loss shall be specially allocated to the Members in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such Section of the Regulations.

10.3     Other Allocations Rules.

(a)          For purposes of determining the Net Profits, Net Losses, or any other items allocable to any period, Net Profits, Net Losses and any other items, shall be determined on a daily, monthly, or other basis, as determined by the Members using any permissible method under Code Section 706 and the Regulations thereunder.

(b)          Except as otherwise provided in this Agreement, all items of Company income, gain, loss, and deduction and any other allocations not otherwise provided for shall be divided among the Members in the same proportions as they share Net Profits or Net Losses, as the case may be, for the year.

(c)          The Members are aware of the income tax consequences of the allocations made by this Article X and hereby agree to be bound by the provisions of this Article X in reporting their share of Company income and loss for income tax purposes.

10.4      Tax Allocations: Code Section 704(c).

(a)          In accordance with Code Section 704(c) and the Regulations thereunder, income, gain, loss, and deduction with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its initial book value.

(b)          In the event the book value of any Company asset is adjusted, subsequent allocations of income, gain, loss, and deduction with respect to such asset shall take into account any variation between the adjusted basis of such asset for federal income tax purposes and its book value in the same manner as required under Code Section 704(c) and the Regulations thereunder.

(c)          Any elections or other decisions relating to such allocations shall be made by the Members in any manner that reasonably reflects the purpose and intention of this Agreement. Allocations pursuant to this Section 10.4 are solely for purposes of federal, state, and local taxes and shall not affect, or in any way be taken into account in computing any Member’s Capital Account or share of Net Profits, Net Losses, or other items or distributions pursuant to any provision of this Agreement.

ARTICLE XI

FISCAL MATTERS

11.1       Books and Records. Full and accurate books and records of the Company (including, without limitation, all information and records required by the Act) shall be maintained at its principal executive office showing all receipts and expenditures, assets and liabilities, profits and losses, and all other records necessary for recording the Company’s business and affairs.

11.2     Fiscal Year. The fiscal year of the Company shall end on December 31 of each year.

11.3     Tax Status; Elections. Notwithstanding any provision hereof to the contrary each of the Members hereby recognizes that, solely for purposes of the United States federal income tax laws, the Company will be subject to all provisions of Subchapter K of Chapter 1 of Subtitle A of the Code; provided, however, that the filing of U.S. Company Returns of Income shall not be construed to extend the purposes of the Company or expand the obligations or liabilities of the Members.

ARTICLE XII

GENERAL PROVISIONS

12.1     Notices. All notices, consents, waivers, directions, requests, votes or other instruments or communications provided for under this Agreement shall be in writing, signed by the party giving the same, and shall be deemed properly given three (3) business days after mailing if sent by registered or certified United States mail, postage prepaid, addressed:

(a)          in the case of the Company, to the address set forth in Section 2.4:

(b)          in the case of any Member, to the address set forth on Exhibit “A”: or to such address as any party may specify in writing to the other parties.

12.2        Integration. This Agreement embodies the entire agreement and understanding by the Members and supersedes all prior agreements and understandings, if any, relating to the subject matter hereof.

12.3       Applicable Law. This Agreement and the rights of the Members and Managers shall be governed by and construed and enforced in accordance with the laws of the State of Delaware (without regard to conflict of laws principles).

12.4       Severability. In case any one or more of the provisions contained in this Agreement or any application thereof shall be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein and any other application thereof shall not in any way be affected or impaired thereby.

12.5       Binding Effect. Except as herein otherwise provided to the contrary, this Agreement shall be binding upon, and inure to the benefit of, the Members and their respective successors, transferees and assigns.

12.6       Terminology. All personal pronouns used in this Agreement, whether used in the masculine, feminine, or neuter gender, shall include all other genders; and the singular shall include the plural, and vice versa. Titles of Articles and Sections are for convenience only and neither limit nor amplify the provisions of this Agreement itself.

12.7       Amendment This Agreement may be amended, modified or supplemented only by a writing executed by each of the Members. To the fullest extent permitted by law no amendment to the Articles of Organization shall be made that is inconsistent with Article VII hereof.

12.8      Waiver of Partition; Nature of Interest. To the fullest extent permitted by law the Members hereby irrevocably waive any right or power that such Persons might have to cause the Company or any of its assets to be partitioned, to cause the appointment of a receiver for all or any portion of the assets of the Company, to compel any sale of all or any portion of the assets of the Company pursuant to any applicable law or to file a complaint or to institute any proceeding at law or in equity to cause the dissolution, liquidation, winding up or termination of the Company.

12.9       Benefits of Agreement; No Third-Party Rights. Except for the Property Owner, (1) none of the provisions of this Agreement shall be for the benefit of or enforceable by any creditor of the Company or by any creditor of any Member, and (2) nothing in this Agreement shall be deemed to create any right in any Person not a party hereto, and this Agreement shall not be construed in any respect to be a contract in whole or in part for the benefit of any third Person.

12.10     Indemnification. The Company shall be authorized and shall indemnify the Members and the Managers pursuant to, in accordance with and to the extent allowed under the Act and other applicable law.

12.11     Limitation on Liability. Except as otherwise expressly provided herein or required by the Act or applicable law, no Member or Manager shall be personally liable for the acts, debts, liabilities or obligations of the Company, whether such arise in contract, tort or otherwise.

IN WITNESS WHEREOF, this Agreement is executed effective as of the date first set forth above.

MEMBERS:

CBL & ASSOCIATES LIMITED PARTNERSHIP, a Delaware limited partnership

By:	CBL Holdings I, Inc., its sole general partner

By:
Michael I. Lebovitz,
Executive Vice President- Development and Administration

Legal

CBL & ASSOCIATES MANAGEMENT, INC, a Delaware corporation

By:	CBL Holdings I, Inc., its sole general partner

By:
Michael I. Lebovitz,
Executive Vice President- Development and Administration

Legal

EXHIBIT “A”
TO
LIMITED LIABILITY COMPANY AGREEMENT OF
CBL WOODSTOCK OUTPARCEL MEMBER, LLC

Members

Name. Address	Percentage Interest	Cash Contributed or Agreed Value of Other Property or Services

CBL & Associates Limited Partnership 2030 Hamilton Place Boulevard Suite 500, CBL Center Chattanooga, Tennessee 37421	75%	$750.00

CBL & Associates Management, Inc. 2030 Hamilton Place Boulevard Suite 500, CBL Center Chattanooga, Tennessee 37421	25%	$250.00

EXHIBIT “B”
TO
LIMITED LIABILITY COMPANY AGREEMENT OF
CBL WOODSTOCK OUTPARCEL MEMBER, LLC

Managers

Managing Member:	CBL & Associates Management, Inc.

EXHIBIT “C”
TO
LIMITED LIABILITY COMPANY AGREEMENT OF
CBL WOODSTOCK OUTPARCEL MEMBER, LLC

Site Plan Depicting Outparcels

(to be attached)